90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Mark F. McElreath	Direct Dial: 212-210-9595	Email: mark.mcelreath@alston.com

November 10, 2021

VIA: ELECTRONIC MAIL

Mr. Gary Guttenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Journey Medical Corporation Registration Statement on Form S-1 Filed November 8, 2021 File No.: 333-260436

Dear Mr. Guttenberg:

On behalf of Journey Medical Corporation, a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission received in a letter dated November 10, 2021, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on November 8, 2021.

The Company is concurrently publicly filing via EDGAR an amendment to the Registration Statement on Form S-1 (the “Registration Statement”). All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Request 1 – Recent Development, page 3:

We note that you disclose your expectation for revenue for the three months ended September 30, 2021, without any additional financial information. We believe your current disclosure provides an incomplete picture of your expected results of operations. Please revise your disclosure to provide additional quantitative information for the quarter (e.g., Income (loss) from operations, etc.).  In addition, we note your statement that your “actual results may vary materially from the estimated preliminary results....” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from these preliminary results.  Accordingly, please remove this statement as it implies that investors should not rely on the information presented.  Lastly, your reference to fiscal year 2021 appears to be in error.  Please revise your reference so that it refers to the period for which results are being discussed or explain the purpose of this sentence.

November 10, 2021

Response:

The Company has revised its disclosure on page 3 relating to expectation for revenue for the three months ended September 30, 2021 to provide additional quantitative information for the quarter. The Company has also revised the disclosure to indicate that actual results are not expected to vary materially from the estimated preliminary results, and removed reference to fiscal year 2021.

Sincerely,

ALSTON & BIRD LLP

/s/ Mark F. McElreath
Mark F. McElreath, Esq.

cc:	Claude Maraoui, President and CEO
Journey Medical Corporation

Stephen E. Older, Esq. and Rakesh Gopalan, Esq. McGuireWoods LLP